Exhibit 99.(a)(1)(F)

**Form of Electronic
Confirmation Notice**

Your *Stock Option Exchange Election Form* has been successfully submitted to the Equity Compensation Department. Please save a copy for your records.

If you have questions regarding the Stock Option Exchange Election Form, contact the Equity Compensation Department via e-mail at *mailto:optionx@adobe.com* or at (408) 536-3122.